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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       The Securities Exchange Act of 1934


For the Month of                    January 2003
                 --------------------------------------------------------------


                           Agnico-Eagle Mines Limited
-------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


            145 King Street East, Suite 500, Toronto, Ontario M5C 2Y7
-------------------------------------------------------------------------------


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40-F.]

         Form 20-F       X                       Form 40-F  _______
                    -----------


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes  __________                      No      X
                                                    -----------

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- _________________



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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   AGNICO-EAGLE MINES LIMITED





Date:    January 22, 2003          By:      Sean Boyd
     ----------------------            ------------------------------------
                                       President and Chief Executive Officer




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                             MATERIAL CHANGE REPORT

                   SECTION 75 OF THE SECURITIES ACT (ONTARIO)
               SECTION 85 OF THE SECURITIES ACT (BRITISH COLUMBIA)
                   SECTION 146 OF THE SECURITIES ACT (ALBERTA)
                 SECTION 84 OF THE SECURITIES ACT (SASKATCHEWAN)
                    SECTION 73 OF THE SECURITIES ACT (QUEBEC)
                 SECTION 81 OF THE SECURITIES ACT (NOVA SCOTIA)
          SECTION 76 OF THE SECURITIES ACT (NEWFOUNDLAND AND LABRADOR)






ITEM 1:           REPORTING ISSUER

                  Agnico-Eagle Mines Limited ("Agnico-Eagle")
                  Suite 500
                  145 King Street East
                  Toronto, Ontario
                  M5C 2Y7


ITEM 2:           DATE OF MATERIAL CHANGE

                  January 14, 2003




ITEM 3:           PRESS RELEASE

                  Agnico-Eagle issued a press release through Canada Newswire on January 14, 2003 in Toronto, Ontario.



ITEM 4:           SUMMARY OF MATERIAL CHANGE

                  Agnico-Eagle announced fourth quarter and full year 2002 production results. Despite record tonnage of 6,330 tons per day since the mill expansion in early October 2002 and record quarterly production of 75,236 ounces, the LaRonde Mine did not meet its fourth quarter production and cost estimates. The production shortfall was due to the lingering effects of delays in stope development experienced over the first three quarters of 2002 and to congestion on the lower mine levels due to underground construction and development, which impeded the mining and movement of ore.

                  Gold production for 2003 is forecast at 375,000 ounces at a total cash operating cost of $125 per ounce.



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                                      -2-


ITEM 5:           FULL DESCRIPTION OF MATERIAL CHANGE

                  Agnico-Eagle announced fourth quarter and full year 2002 production results. Despite record tonnage of 6,330 tons per day since the mill expansion in early October 2002 and record quarterly production of 75,236 ounces, the LaRonde Mine did not meet its fourth quarter production and cost estimates. The production shortfall was due to the lingering effects of delays in stope development experienced over the first three quarters of 2002 and to congestion on the lower mine levels due to underground construction and development, which impeded the mining and movement of ore.

                  Gold production for 2003 is forecast at 375,000 ounces at a total cash operating cost of $125 per ounce.

                  Despite missing production forecasts for the fourth quarter, significant operating improvements were achieved and several new production records were established for both the quarter and year.

                  During the fourth quarter, metallurgical recoveries achieved target, with the mill averaging 5,847 tons per day, including the six-day plant changeover and shutdown period at the beginning of October. Excluding the changeover, the mill averaged 6,330 tons of ore per day. The cash operating cost per ounce of gold produced is estimated to be $165 to $175 and approximately C$50 to C$52 per ton of ore milled. Total cash costs, including the El Coco royalty, are estimated to be $190 to $210 per ounce for the quarter.

                  For the year 2002, the cash operating cost per ounce is estimated to be $135 to $150 and C$50 to C$52 per ton of ore milled. Total cash costs, including the El Coco royalty, are estimated to be $175 to $195 per ounce.

                  The production shortfall was due to the lingering effects of delays in stope development over the first three quarters of 2002. This resulted in mining fewer tons and limited LaRonde's ability to mine higher-grade ore on the lower mining levels. The development delays were caused by excessive summer heat reducing the effectiveness of underground cooling, which impeded productivity. Lower tonnage was primarily a consequence of congestion due to underground construction. Also, a SAG mill drive failure in July delayed backfill placement due to the resulting shortage of waste to be used as backfill, which also impacted the mining sequence of higher-grade ore in 2002.

                  The Mine achieved several milestones during the year including:

     - Record annual tonnage processed of almost 2 million tons and gold production of over 260,000 ounces.

     - Record tonnage processed in the fourth quarter of 540,000 tons and 550,000 tons hoisted from underground.

     - Record monthly tonnage processed of 195,000 tons in December 2002 and 198,000 tons hoisted.


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                                      -3-


                  Operating performance continues to improve. During the 30 days ended January 12th, the mill averaged over 7,000 tons per day despite a planned maintenance shutdown of 42 hours. Currently the higher-grade lower section of the mine is supplying 43% of the mill feed.

                  Several initiatives have been implemented that are expected to result in continued performance improvements during the first two quarters of 2003 and beyond, including:

     -    LaRonde's experienced  development crews have now been able to replace
          contract  miners,   improving  development  performance  and  reducing
          congestion on the lower mining levels.

     - Underground crews have been switched from a five-day to seven-day work rotation for 2003 which also is expected to reduce congestion and improve development performance.

     - Two additional rock bolters, scheduled to be installed during the first two quarters of 2003, are expected to improve flexibility and development performance.

     - Ramp access has now been established between Levels 206 and 215 which reduces congestion, especially over the short term on Level 215.

     - Revisions in the paste backfill system have improved flexibility in the mining sequence.

     - Increased production from the lower levels has allowed more waste to be used as backfill, reducing level congestion resulting from waste storage.

     - The 5,000-ton ore silo on Level 215 has been completed and is expected to improve the flow of ore and increase hoisting performance from the lower mining levels.

     - The Level 219 crushing plant and conveyor system, scheduled to be completed in the second quarter of 2003, is expected to further improve ore-flow efficiencies.

     -    Reduced underground activity,  increased cooling capacity and improved
          ventilation   are   expected  to  improve  the   underground   ambient
          temperature conditions this summer.

     - Delivery of a new production drill, scheduled for the end of February 2003, will standardize the production drill fleet and is expected to increase performance.

                  During the fourth quarter, both the mine and mill demonstrated the ability to operate at 7,000 tons per day. The mill achieved the rated daily capacity of 7,000 tons within 48 hours of start up and has achieved peak rates in excess of 8,000 tons while meeting planned metallurgical recoveries. Hoisting and mining have already achieved peak rates of 9,000 tons over a 24-hour period. With the bottlenecks being eliminated and efficiencies improved as discussed above, LaRonde is in a strong position to achieve its 2003 targets of 375,000 ounces of gold at a total cash operating cost of $125 per ounce.


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                                      -4-



ITEM 6: RELIANCE ON SUBSECTION 75(3) OF THE ONTARIO SECURITIES ACT OR EQUIVALENT PROVISIONS

                  Not applicable




ITEM 7:           OMITTED INFORMATION

                  Not applicable




ITEM 8:           SENIOR OFFICER

                  David Garofalo, Vice-President, Finance and Chief Financial Officer (416) 947-1212.




ITEM 9:           STATEMENT OF SENIOR OFFICER

                  The foregoing accurately discloses the material change referred to herein.


                  DATED at Toronto, Ontario this 22 day of January, 2003.


                                       By:   (SIGNED) DAVID GAROFALO
                                          ------------------------------------
                                            David Garofalo
                                            Vice President, Finance and
                                            Chief Financial Officer